UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Corsica Innovations Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      March 20, 2015

Physical address of issuer
1321 Upland Dr. Suite 8460, Houston, Texas, 77043

Website of issuer
https://www.getleaf.co

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Ofir
_____
(Signature)

Jonathan Ofir
_____
(Name)

CEO & Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Ofir
_____
(Signature)

Jonathan Ofir
_____
(Name)

CEO & Co-Founder
_____
(Title)

March 8, 2021
_____
(Date)

/s/Eran Mordechay
_____
(Signature)

Eran Mordechay
_____
(Name)

CTO & Co-Founder
_____
(Title)

March 8, 2021
_____
(Date)

/s/Aviv Ohana
_____
(Signature)

Aviv Ohana
_____
(Name)

Board Member
_____
(Title)

March 8, 2021
_____
(Date)

/s/Isaac Maretsky
_____
(Signature)

Isaac Maretsky
_____
(Name)

Director
_____
(Title)

March 8, 2021
_____
(Date)

/s/Jean Mark Aflalo
_____
(Signature)

Jean Mark Aflalo
_____
(Name)

Director
_____
(Title)

March 8, 2021
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.